

December 22, 2021

Evan Sohn
Chief Executive Officer
Recruiter.com Group, Inc.
500 Seventh Avenue
New York, New York 10018

> **Re: Recruiter.com Group, Inc.**
> **Registration Statement on Form S-1**
> **Filed December 17, 2021**
> **File No. 333-261734**

Dear Mr. Sohn:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Priscilla Dao, Staff Attorney, at (202) 551-5997 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Steven Lipstein